

Mail Stop 4561

April 29, 2009

Ross J. Kari
Chief Financial Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

>   **RE: Fifth Third Bancorp**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 2, 2009**
>   **Form 8-K filed April 23, 2009**
>   **File No. 001-33653**

Dear Mr. Kari,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Note 8. Goodwill, page 71

1.   Please revise your future filings to address the following:

•   Disclose each of the fair value techniques used as part of your impairment analysis.

•   Disclose the key assumptions used in those fair value techniques, including key valuation assumptions for adjustments made to significant assets or liabilities, including your loan portfolio.

Note 19. Common, Preferred and Treasury Stock, page 86

2.   You state on page 86 that you allocated the proceeds from the issuance of the Series F preferred stock to the preferred stock and the warrants based on their relative fair values. Please tell us and revise your future filings to disclose the specific methods and assumptions used to determine the fair value for the preferred stock and the warrants for the purposes of allocating the proceeds.

Note 22. Income Taxes, page 89

3.   We note that you recognized a pre-tax loss of $2,664 million for the year ended December 31, 2008 and that you determined that goodwill in your commercial banking and consumer lending segments was impaired at December 31, 2008. We have the following comments:

a.   Please tell us in detail and disclose in future filings here or in your critical accounting policies how you determined that a valuation allowance was not necessary for deferred tax assets.

b.   In your response, specifically address the factors noted above and other relevant information and tell us the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS 109.

c.   Please consider the need to disclose in future filings early warning disclosures in MD&A and in the notes to the financial statements if a valuation allowance is reasonably likely in the near future.

Note 25. Fair Value Measurements, page 93

4.   We note you have approximately $2 billion in derivative liabilities at December 31, 2008. Please tell us in detail and disclose in future filings how you considered your own credit risk in valuing your derivative liabilities and quantify the resulting gain or loss included in earnings for the periods presented.

Form 8-K filed April 23, 2009

5.   We note your presentation of "tangible equity ratio," "tangible common equity ratio," "tangible capital to risk-weighted assets" and "tangible book value per share." These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

- To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.
- To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.
- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.
- To the extent that you adjust the measure for certain items such as accumulated other comprehensive income or unrealized gains and losses on investment securities, or for certain events, such as the sale of 51% of your process business, please revise to separately address those adjusted measures in your reconciliations as well as your descriptions of use and usefulness.
- As it relates to the presentation of risk-weighted assets, in future filings, please generally disclose how risk-weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

Exhibit 99.1 Press Release dated April 23, 2009

Other Matters, page 14

6.   Please provide us your accounting analysis which identifies the relevant accounting guidance and discusses the significant facts and circumstances related to your

determination that it is appropriate to fully reserve the value of the stable value wrap associated with the BOLI policy as of March 31, 2009.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief